EXHIBIT 99.1

Innate Pharma announces conference call and webcast

Marseille, France, August 14, 2026, 7:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), today announces that the Company will hold a conference call on Friday, August 14, 2026 at 2:00 p.m. CEST / 8:00 a.m. EDT.

Participants during the call will be:
Jonathan Dickinson, Chief Executive Officer
Yannis Morel, Executive Vice President, Chief Operating Officer
Frédéric Lombard, Senior Vice President, Chief Financial Officer
Stéphanie Cornen, Vice President, Investor Relations, Communication

Event Details
The live webcast will be available at the following link:
https://events.q4inc.com/attendee/322508798

Participants may also join via telephone using the following registration link: https://events.q4inc.com/analyst/322508798?pwd=Cl4ian4X

This information is also available on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for cutaneous T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares
ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI    9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For additional information, please contact:
Investors & Media Relations
Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
communication@innate-pharma.fr